UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Trubion Pharmaceuticals, Inc.

File No. 333-134709 - CF#24247

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Trubion Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 02, 2006.

Based on representations by Trubion Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through October 31, 2012
Exhibit 10.13	through October 31, 2012
Exhibit 10.14	through October 31, 2012
Exhibit 10.15	through October 31, 2012
Exhibit 10.16	through October 31, 2012
Exhibit 10.17	through October 31, 2012
Exhibit 10.18	through October 31, 2012
Exhibit 10.19	through October 31, 2012
Exhibit 10.20	through October 31, 2012
Exhibit 10.21	through October 31, 2012
Exhibit 10.22	through October 31, 2012
Exhibit 10.23	through October 31, 2012
Exhibit 10.24	through October 31, 2012
Exhibit 10.25	through October 31, 2012
Exhibit 10.34	through October 31, 2012
Exhibit 10.35	through October 31, 2012
Exhibit 10.36	through October 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel